Exhibit 12.1

Kennedy-Wilson Holdings, Inc.

Statement of Computation of Earnings to Combined Fixed Charges and Preferred Dividends

	Six Months Ended	Year Ended December 31,
	June 30, 2012	2011	2010	2009	2008	2007
Earnings:
Pre-tax income from continuing operations before adjustment for income or loss from equity investees:
- Income (loss) before (provision for) benefit from income taxes	$(1,926,000)	$5,121,000	$10,212,000	$(13,618,000)	$1,272,000	$13,421,000
- Equity in earnings from real estate ventures	(10,624,000)	(12,507,000)	(10,548,000)	(8,019,000)	(10,097,000)	(27,433,000)

	(12,550,000)	(7,386,000)	(336,000)	(21,637,000)	(8,825,000)	(14,012,000)
Adjustments:
Fixed charges	15,655,000	24,737,000	9,412,000	14,751,000	10,781,000	6,400,000
Distributions from equity investees—operating	15,248,000	3,567,000	5,931,000	514,000	294,000	885,000
Interest capitalized	(1,359,000)	(2,716,000)	(790,000)	—	(999,000)	(519,000)

Total earnings	$16,994,000	$18,202,000	$14,217,000	$(6,372,000)	$1,251,000	$(7,246,000)

Fixed charges:
Interest
-Expensed	$13,224,000	$20,507,000	$7,634,000	$13,174,000	$8,596,000	$5,090,000
-Capitalized	1,359,000	2,716,000	790,000	—	999,000	519,000
Amortization related to indebtedness	625,000	812,000	262,000	917,000	658,000	296,000
Amortization of premiums and discounts	26,000	41,000	—	—	—	—
Estimated interest within rental expense	421,000	661,000	726,000	660,000	528,000	495,000

Total fixed charges	15,655,000	24,737,000	9,412,000	14,751,000	10,781,000	6,400,000
Preferred stock dividends	4,072,000	8,744,000	4,558,000	—	—	—

Total combined fixed charges and preferred stock dividends	$19,727,000	$33,481,000	$13,970,000	$14,751,000	$10,781,000	$6,400,000

Ratio of earnings to fixed charges	1.09	n/a	1.51	n/a	n/a	n/a

Amount of deficiency	n/a	$6,535,000	n/a	$21,123,000	$9,530,000	$13,646,000

Ratio of earnings to combined fixed charges and preferred stock dividends	n/a	n/a	1.02	n/a	n/a	n/a

Amount of deficiency	$2,733,000	$15,279,000	n/a	$21,123,000	$9,530,000	$13,646 ,000